Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Global Partners LP and GLP Finance Corp. for the registration of common units of Global Partners LP, debt securities of Global Partners LP and GLP Finance Corp. and guarantees of debt securities with an aggregate offering price not to exceed $400,000,000 of our reports dated March 16, 2007, with respect to the consolidated/combined financial statements and schedule of Global Partners LP and its predecessor, Global Partners LP management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Global Partners LP, included in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 16, 2007